Delisting Determination, The Nasdaq Stock Market, LLC, February 15, 2024, Harbor Custom Development, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Harbor Custom
Development, Inc., effective at the opening of the trading session on February 26, 2024.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on December 12, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on December 21, 2023. The Staff determination to delist the Company securities became final on December 21, 2023.